DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2202

March 24, 2017

VIA: ELECTRONIC DELIVERY

Tom Kluck

Kasey Robinson

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission
100 F Street, NE

Mail Stop 3010 CF/AD8

Washington DC 20549-6010

Re:	Phillips Edison Grocery Center REIT III, Inc.
Draft Registration Statement on Form S-11
Submitted February 2, 2017
CIK No. 0001688016

Dear Mr. Kluck and Ms. Robinson:

On behalf of our client, Phillips Edison Grocery Center REIT III, Inc. (“we,” “us” or the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-11 confidentially submitted on February 2, 2017 (the “Draft Registration Statement”). The Company has prepared Amendment No. 1 in response to the Staff’s comments in its letter dated March 3, 2017 relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter. For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to show changes from the Draft Registration Statement, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: We will supplementally submit to the Staff copies of all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. We acknowledge our obligations under Item 19.D. of Industry Guide 5, including our obligation to file supplemental sales literature prior to first use and to ensure that the sales literature sets forth a balanced presentation of the risks and rewards to investors and is “consistent with the representations in the prospectus.”

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Two

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: To date, we have not prepared any written communications to be used in reliance on Section 5(d) of the Securities Act nor have any research reports about us been published or distributed in reliance on Section 2(a)(3) of the Securities Act.

3.	To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Prior to first use, we will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. We have considered the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), where the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of the Company’s proposed share repurchase program and believe they are consistent with the class relief granted by the Division of Market Regulation.

5.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Three

See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). It is unclear whether your repurchase program fits within the parameters of this guidance in that your program may be suspended or terminated immediately at any time. In addition, it is unclear whether your program permits withdrawal rights to occur up until the end of the redemption period. Please provide us with your analysis explaining how your program is consistent with relief previously granted by the Division of Corporation Finance. To the extent you have questions in this regard, you may contact the Division’s Office of Mergers and Acquisitions at 202-5513440.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no –action letters cited above and the terms of the Company’s share repurchase program, we believe that the Company’s share repurchase program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

With respect to the suspension or termination of the share repurchase program, the disclosure has been revised to provide that the share repurchase program can be amended, suspended or terminated by the Company’s board of directors upon 30 days’ notice, which is consistent with the terms of the Company’s share repurchase program. Please refer to pages 22 and 184 of the prospectus filed with Amendment No. 1.

With respect to stockholder withdrawal rights under the share repurchase program, any stockholder can withdraw a repurchase request by providing written notice at least five business days before the date of repurchase. The disclosure on page 183 of the prospectus filed with Amendment No. 1 has been revised to reflect such provision.

Prospectus Cover Page

6.	We note your disclosure in footnote 4 that your Advisor will pay dealer manager fees of 2% of the gross proceeds from Class T shares and 1.5% of the gross proceeds from Class I shares. Please revise to include all dealer manager fees paid by any source in the table.

Response: The disclosure has been revised as requested. Please see the cover page of the prospectus filed with Amendment No. 1.

Prospectus Summary

7.	We note your disclosure on page 6 that your Phillips Edison sponsor and affiliates own or sponsor a portfolio “having an aggregate value of approximately $5.1 billion based on total investment in real estate assets.” We also note your disclosure on page 7 that your Griffin sponsor has senior executives that have real estate experience collectively encompassing “over $22.0 billion of transaction value.” Please tell us how you calculated total investment in real estate and transaction value. We may have further comment.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Four

Response: The total investments in real estate owned by the Phillips Edison sponsor and its affiliates represent the total real estate investments of all public and private entities sponsored or managed by the Phillips Edison sponsor and its affiliates.

The transaction value of the Griffin sponsor represents the aggregate value of real estate transactions made by other real estate investment trusts sponsored or co-sponsored by the Griffin sponsor combined with the aggregate value of real estate transactions in which the real estate executives of the Griffin sponsor participated prior to being employed by the Griffin sponsor or its affiliates.

How many real estate investments do you currently own?, page 15

8.	Please disclose in an appropriate section, the disclosure required by Item 14(b) and (e) and Item 15(d), (e) and (f) of Form S-11 for the Publix at St. Cloud property.

Response: The disclosure has been revised as requested. Please see page 15 of the prospectus filed with Amendment No. 1.

Who can invest in each class of our common stock and what are the differences...?, page 18

9.	We note your disclosure on pages 19 and 164 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares, Class T shares and Class I shares ratably in proportion to the respective NAV for each class. Please revise to clarify, if true, that NAV will be determined as a whole for Class A, Class T and Class I based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Response: The disclosure has been revised as requested. Please see pages 20 and 171 of the prospectus filed with Amendment No. 1.

Risk Factors

Investors that purchase shares in this offering will experience immediate dilution...., page 25

10.	We note your disclosure in this risk factor that your advisor and its affiliates incurred organization and other offering costs on your behalf in connection with your private offering, and that you have not reimbursed any of these expenses to date. Please revise your disclosure here, and elsewhere as applicable, to clarify if you will reimburse your advisor and its affiliates for such expenses with proceeds from this offering.

Response: The disclosure has been revised as requested. Please see page 26 of the prospectus filed with Amendment No. 1.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Five

Our advisor will face conflicts of interest...., page 30

11.	We note your disclosure under this heading regarding the performance-based termination distribution that you will be required to pay if you terminate your advisor. Please expand your risk factor disclosure to include a separate risk factor describing the difficulty in terminating your advisor, even if for poor performance.

Response: The disclosure has been revised as requested. Please see page 31 of the prospectus filed with Amendment No. 1.

Estimated Use of Proceeds, page 56

12.	We note your disclosure in footnote (4) in regards to the acquisition fee and the additional contingent advisor payment. Please revise the table to break out the acquisition fee to show the base acquisition fee and contingent advisor payment.

Response: The disclosure has been revised as requested. Please see page 59 of the prospectus filed with Amendment No. 1.

Management

Initial Investment by Our Advisor, page 74

13.	We note your disclosure in this section and elsewhere regarding your outstanding shares of Class A common stock. It appears that the outstanding common stock was purchased at less than the offering price of the common stock in the registration statement. Please include the dilution disclosures required under Item 506 of Regulation S-K or tell us why you are not required to do so.

Response: The disclosure has been revised as requested. Please see page 35 of the prospectus filed with Amendment No. 1.

Management Compensation, page 83

14.	We note that you intend to reimburse your advisor for certain personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the acquisition fees, asset management fee, and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: The disclosure has been revised as requested. Please see page 90 of the prospectus filed with Amendment No. 1. We recognize the Company’s obligation in future filings that require disclosure under Item 402 or Item 404 of Regulation S-K to disclose the amount of fees paid to the advisor, to break out the amounts paid to the advisor as acquisition fees, asset management fees, and reimbursements of expenses, and, within reimbursements, to specify any amounts of such reimbursements allocated to salaries or benefits of a named executive officer.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Six

Plan of Operations

Distributions, page 111

15.	We note your disclosure that you intend to continue to accrue and pay distributions on your Class A common stock during the course of your private and public offerings. We further note your disclosure that should you be unable to fund your distributions from cash flow from operations or earnings that you expect to pay distributions from borrowings or other alternative sources. Please revise your disclosure to clarify if you could pay distributions on your Class A common stock using proceeds from this offering.

Response: The disclosure has been revised as requested. Please see page 116 of the prospectus filed with Amendment No. 1.

Summary of Significant Accounting Policies

Organization and Offering Expenses, page 112

16.	We note your disclosure stating that your advisor has paid and will pay offering expenses on your behalf and you will reimburse your advisor for these costs on a monthly basis. Please revise to also discuss the following:
•	Clarify if your advisor also has paid and will be paying for organization costs on your behalf.
•	Disclose the total amount of offering and organization costs, if applicable, your advisor has incurred and paid on your behalf to date. Please disclose total organization costs incurred if you are responsible for these costs.
•	Disclose how you will account for your organization and offering expenses in the financial statements. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A.

Response: The disclosure has been revised as requested. Please see page 115 of the prospectus filed with Amendment No. 1.

Please refer to Note 2 to the Company’s financial statements on page F-8 of the prospectus filed with Amendment No. 1 for disclosure regarding the Company’s accounting treatment of organization and offering expenses.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Seven

17.	We note you will pay additional underwriting compensation to your dealer manager in the form of a quarterly stockholder servicing fee on the shares of Class T common stock sold in the primary offering. Please tell us and revise your disclosures to include your intended accounting policy related to these fees associated with your Class T shares. Your policy should address when a liability is recorded and your basis in GAAP for such treatment. Reference is made to paragraph 36 of CON 6.

Response: The accrual in connection with the stockholder servicing fee will be recorded as a payable in full at the time of the sale of each share of Class T common stock, with a corresponding offset to stockholders’ equity in the Company’s accompanying consolidated balance sheets. Please see page 119 of the prospectus filed with Amendment No. 1.

Prior Performance Summary, page 116

18.	Please revise to disclose the number of properties sold, if any, during the course of the prior public and private programs. Refer to Item 8.A.1.h of Industry Guide 5.

Response: The disclosure has been revised as requested. Please see pages 125, 129, 130 and 132 of the prospectus filed with Amendment No. 1.

Description of Shares, page 164

19.	Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

Response: The disclosure has been revised as requested. Please see page 171 of the prospectus filed with Amendment No. 1.

Plan of Distribution, page 185

20.	We note your chart on page 187 which includes the maximum amount of compensation and expenses as well as the “percentage of maximum.” Please clarify what you mean by the “percentage of maximum” column. For example purposes only, we note that you indicate in the chart that for Class T shares the selling commissions are 2.7%, the stockholder servicing fee is 3.6% and that the dealer manager fee is 2.7% while we note your disclosure elsewhere that these fees are 3%, 4% and 3% respectively.

Response: The percentages on page 187 represent the amount of the specified fees as a percentage of the entire $1.5 billion maximum offering amount, assuming the sale of approximately $1.35 billion in Class T shares and $150 million in Class I shares. Elsewhere in the prospectus, the fees related to Class T shares are presented as percentages of the gross proceeds from the Class T shares alone. Measured as a percentage of only the $1.35 billion Class T component of the maximum offering amount, the amounts of selling commissions, dealer manager fees and stockholder servicing fees disclosed in the chart on page 187 would constitute 3%, 4% and 3% respectively, of such $1.35 billion. However, because of the inclusion of $150 million of Class I shares in such maximum offering amount, the percentage represented by such Class T shares is slightly lower.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Eight

Financial Statements, page F-1

21.	We note that you commenced investment operations on December 19, 2016 in connection with the acquisition of your first property. Please tell us your assessment of Rule 3-14 of Regulation S-X in determining whether financial information for this property is required to be filed. Your response should describe your assessment of significance and the basis within GAAP literature that supports your conclusion.

Response: Topic 2325.3 of the Division of Corporation Finance’s Financial Reporting Manual provides that an individual property is significant if it exceed the 10% significance level. For a registrant conducting a “blind pool” offering as defined under Topic 2325.1, significance is to be computed by comparing the registrant's investment in the property to the registrant's total assets as of the date of the acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months.

The Staff has previously provided guidance stating that a registrant that has previously acquired real estate properties and is filing a registration statement for a blind pool initial public offering that is subject to the undertaking set forth in Item 20.D of Industry Guide 5 can apply the significance test specified in Topic 2325.3 of the Financial Reporting Manual.

As the Company included in the Draft Registration Statement the undertaking set forth in Item 20.D of Industry Guide 5, the Company can apply the significance test specified in Topic 2325.3 of the Financial Reporting Manual. In applying such test, the Company has determined that the purchase price of its first property is less than 10% of the combination of the Company’s assets as of December 19, 2016 plus the proceeds (net of commissions) that the Company expects to raise in its private and public offerings by December 19, 2017. Therefore, the Company has determined that it is not required to provide financial statements for this property in connection with the filing of its registration statement on Form S-11.

Appendix A

Prior Performance Tables, page A-1

22.	Please revise your narrative summary to the prior performance tables to explain where additional information can be obtained on request. Please refer to Industry Guide 5, Instruction 1 to Appendix II.

Response: The disclosure has been revised as requested. Please see page A-1 of the prospectus filed with Amendment No. 1.

23.	Please revise Table II for your Griffin sponsor on page A-13 to indicate to which line items footnotes 4, 11, 12, 14 and 18 apply.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Nine

Response: The above-referenced footnotes have been removed from Table II for the Griffin sponsor. Please see pages A-13 through A-15 of the prospectus filed with Amendment No. 1.

Part II. Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities

24.	We note your disclosure that you are currently offering shares of Class A common stock to accredited investors through a best efforts private placement offering that commenced on October 12, 2016. We further note your disclosure on page 5 stating that you ceased offering Class A shares in the private placement offering prior to commencement of the offering under this registration statement. Please revise to reconcile your disclosure or advise.

Response: The Company will cease its private placement offering of Class A common stock prior to commencement of the initial public offering. The disclosure in the prospectus has been drafted to be accurate at the time that the public offering commences. The information in Item 33 is accurate as of the date on which the Draft Registration Statement was submitted to the Staff.

Exhibit Index

25.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Response: The Company will file all required exhibits with pre-effective amendments to the registration statement. The Company has included draft copies of the legal and tax opinions of DLA Piper LLP (US) as exhibits to this letter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 24, 2017

Page Ten

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by e-mail at robert.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

Exhibit A

Draft Legal Opinion

_____________, 2017

Board of Directors

Phillips Edison Grocery Center REIT III, Inc.

11501 Northlake Drive

Cincinnati, Ohio 45249

Re:	Registration Statement on Form S-11

Ladies and Gentlemen:

We serve as counsel to Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to $1.7 billion of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company, pursuant to the Registration Statement on Form S-11 (No. 333-_______) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion letter is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinions hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.             The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2.             The Company’s Articles of Amendment and Restatement, Form of Articles of Amendment and Form of Articles Supplementary (collectively the “Charter”), each as filed as an exhibit to the Registration Statement and as filed or as will be filed by the Company with the State Department of Assessments and Taxation of Maryland (the “SDAT”) prior to the effectiveness of the Registration Statement;

3.             The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.             Resolutions adopted by the Board of Directors of the Company relating to the registration, sale and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

5.             A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.             A certificate executed by _________, __________ of the Company, dated as of the date hereof; and

7.             Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinions set forth below, we have assumed the following:

1.       Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.       Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.       Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party's obligations set forth therein are legal, valid and binding.

4.       All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.       The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinions expressed herein.

6.        None of the Shares will be issued or transferred in violation of Section 5.8 or Article VI of the Charter or any other restriction or limitation on transfer and ownership of shares of stock of the Company contained in the Charter.

7.        Upon the issuance of any of the Shares, the total number of Shares issued and outstanding will not exceed the total number of Shares that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.       The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.       The Shares have been duly authorized and, upon issuance and delivery of the Shares in the manner contemplated by the Resolutions, the Charter and the Registration Statement against payment of the consideration set forth therein, will be validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinions expressed herein are subject to the effect of judicial decisions that may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinions expressed herein after the date hereof.

This opinion letter is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit B

Draft Tax Opinion

_____________, 2017

Board of Directors

Phillips Edison Grocery Center REIT III, Inc.

11501 Northlake Drive

Cincinnati, Ohio 45249

Re:	Tax Opinion for REIT Status and Registration Statement on Form S-11 (SEC File No. 333-________)

Ladies and Gentlemen:

We have acted as counsel to Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) relating to the proposed offering of up to an aggregate of $1.7 billion in shares of Class A common stock, Class T common stock and Class I common stock, $0.01 par value per share. This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. ss. 229.601(b)(8).

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;
(2)	the Company’s Articles of Amendment and Restatement, Form of Articles of Amendment and Form of Articles Supplementary (collectively the “Charter”), each as filed as an exhibit to the Registration Statement and as filed or as will be filed by the Company with the Maryland State Department of Assessments and Taxation (the “SDAT”) prior to the effectiveness of the Registration Statement;;
(3)	the Company’s Bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);
(4)	the Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership III, L.P. (the “Operating Partnership”), as amended; and
(5)	such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated as of the date hereof, executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and present and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries.

For purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries (if any) will each be operated in the manner described in the Charter, the Bylaws, the Agreement of Limited Partnership of the Operating Partnership, and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Sections 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

1.	the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2017, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2017, and

2.	the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct and complete in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R ss. 229.601(b)(8), and to the references to DLA Piper LLP (US) contained in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,